MATERIAL CHANGE REPORT

1.	Name and Address of Company

Canwest Global Communications Corp. (“Canwest”)
31st Floor, Canwest Place
201 Portage Avenue
Winnipeg, Manitoba
R3B 3L7

2.	Date of Material Change

May 20, 2009.

3.	News Releases

News releases with respect to the material change that occurred on May 20, 2009 referred to in this report were issued by Canwest on May 20, 2009 and May 22, 2009 through the facilities of Canada Newswire and filed on the System for Electronic Document Analysis and Retrieval.

4.	Summary of Material Change

On May 20, 2009, Canwest announced that its subsidiaries, Canwest Media Inc. (“CMI”) and Canwest Television Limited Partnership (“CTLP”), and certain members (the “Purchasers”) of an ad hoc committee of 8% senior subordinated noteholders (the “Ad Hoc Committee”) had entered into an agreement, pursuant to which the Purchasers will purchase the U.S. dollar equivalent of $105 million principal amount of 12% senior secured notes of CMI and CTLP (the “Senior Secured Notes”) for an aggregate purchase price of the U.S. dollar equivalent of $100 million.  A copy of the Note Purchase Agreement for the purchase of the Senior Secured Notes was filed on the System for Electronic Document Analysis and Retrieval.  Canwest also announced that CIT Business Credit Canada Inc. (“CIT”) had agreed to provide a senior secured revolving asset-based loan (“ABL”) facility in the amount of $75 million to CMI.  Both transactions are expected to close on May 21, 2009.  A copy of the agreement for the senior secured revolving ABL facility was filed on the System for Electronic Document Analysis and Retrieval.

Canwest further announced that the senior lenders under the CMI existing credit facility extended their waiver agreement until June 2, 2009 and also agreed to defer certain payments aggregating approximately $10 million until June 2, 2009, which would allow completion of the new facilities.  Additionally, Canwest also announced CMI and the members of the Ad Hoc Committee entered into a further agreement and forbearance until June 15, 2009, subject, among other things, to the closing of the issuance of the Senior Secured Notes.

On May 22, 2009, Canwest announced that its subsidiaries, CMI and CTLP had closed the previously announced transactions with the Purchasers and CIT.

5.	Full Description of Material Change

5.1           Full Description of Material Change

On May 20, 2009, Canwest announced that its subsidiaries, CMI and CTLP, and the Purchasers had entered into an agreement, pursuant to which the Purchasers will purchase the U.S. dollar equivalent of $105 million principal amount of 12% senior secured notes of CMI and CTLP for an aggregate purchase price of the U.S. dollar equivalent of $100 million.  Canwest also announced that CIT had agreed to provide a senior secured revolving ABL facility in the amount of $75 million to CMI.  Both transactions are expected to close on May 21, 2009.

Canwest further announced that the senior lenders under the CMI existing credit facility extended their waiver agreement until June 2, 2009 and also agreed to defer certain payments aggregating approximately $10 million until June 2, 2009, which would allow completion of the new facilities.  Additionally, Canwest also announced CMI and the members of the Ad Hoc Committee entered into a further agreement and forbearance until June 15, 2009, subject, among other things, to closing of the issuance of the Senior Secured Notes.

These facilities are intended to provide Canwest with sufficient credit availability to operate its business in the ordinary course as it continues its work to effect a recapitalization transaction.

Under the terms of the new financing arrangements, CMI has agreed to satisfy certain milestones within certain time frames, including:

•	On or before June 15, 2009, reaching an agreement in principle with members of the Ad Hoc Committee in respect of a recapitalization transaction.

•	On or before July 15, 2009, entering into a definitive agreement with members of the Ad Hoc Committee with respect to such recapitalization transaction.

On May 22, 2009, Canwest announced that its subsidiaries, CMI and CTLP had closed the previously announced transactions with the Purchasers and CIT.

CMI has used proceeds from the issue and sale of the Senior Secured Notes and from CIT’s ABL facility to, among other things, repay the current lenders all amounts owing under CMI’s existing senior credit facility and settle related obligations.

Please see news releases filed on May 20, 2009 and May 22, 2009.

5.2           Disclosure for Restructuring Transaction

Not applicable.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information please contact Richard Leipsic, Senior Vice President & General Counsel, at (204) 953-7719.

9.	Date of Report

June 1, 2009.

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